SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               -----------------

                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                   HCIA INC.
             (Exact name of registrant as specified in its charter)


         Maryland                                                      52-1407998
(State or other jurisdiction of                                     (I.R.S. Employer
incorporation)                                                     Identification No.)


300 East Lombard Street, Baltimore, Maryland                               21202
(Address of principal executive offices)                                (Zip Code)


If this form relates to the registration of a      If this form relates to the registration of a
class of debt securities and is effective upon     class of debt securities and is to become
filing pursuant to General Instruction A(c)(1)     effective simultaneously with the
please check the following box.  [ ]               effectiveness of a concurrent registration
                                                   statement under the Securities Act of 1933
                                                   pursuant to General Instruction A(c)(2)
                                                   please check the following box.  [ ]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class                                Name of each exchange on which
to be so registered                                each class is to be registered
-------------------                                ------------------------------
        None                                                     None

Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Share Purchase Rights
                        -------------------------------
                                (Title of Class)



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Item 1.  Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

         On April 23, 1997, the Board of Directors of HCIA Inc., a Maryland corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each share of common stock, par value $0.01, outstanding on the close of business on April 24, 1997 (the "Record Date"), or issued thereafter and prior to the Separation Date (as hereinafter defined). The Rights will be issued pursuant to a Stockholder Rights Agreement, dated as of April 30, 1997 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. The terms of the Rights are summarized below.

         Each Right entitles its registered holder to purchase from the Company, after the Separation Date, one one-hundredth of a share of Class A Preferred Stock, par value $0.01 per share, for $240 (the "Exercise Price"), subject to adjustment. The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of the date (either, the "Separation Date") which is (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Date that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, or (ii) the tenth business day (or such earlier or later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date (as defined below) that would otherwise have occurred) after the first date of public announcement by the Company that such Person has become an Acquiring Person (the "Flip-in Date"); provided that if a tender or exchange offer referred to in clause (i) is canceled, terminated or otherwise withdrawn prior to the Separation Date without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

         An Acquiring Person is any Person who is the Beneficial Owner (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock, provided, however, such term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company, (ii) any Person who is the Beneficial Owner of 15% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person acquires additional Common Stock, other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if that Person promptly divests sufficient securities so that such 15% or greater Beneficial Ownership ceases or
(iv) any Person who beneficially owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company prior to a Flip-in Date, (B) shares owned by such Person and its Affiliates



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

and Associates at the time of such grant (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant and (D) shares which are held by such Person in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are beneficially owned by third persons who are not Affiliates or Associates of such Person or acting together with such Person to hold such shares, or which are held by such Person in respect of a debt previously contracted.

         The Rights Agreement provides that, until the Separation Date, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued prior to the Separation Date shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding on or prior to April 23, 1997 shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Date.

         The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Date. The Rights will expire on the earliest of (i) the Exchange Date (as defined below), (ii) the close of business on April 22, 2007, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into prior to a Flip-in Date (the "Expiration Date").

         The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

         In the event that prior to the Expiration Date a Flip-in Date occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time an



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

Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Separation Date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Date"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio. If the Company shall become obligated under this paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-hundredth of a share of Preferred Stock for each share of Common Stock so issuable.

         In the event that prior to the Expiration Date the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company (as defined in the Rights Agreement) and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly-owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person Controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity


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

having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

         The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) of the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash.

         For so long as the Rights are redeemable, the Company may amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company generally may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

         The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

         While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

         The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto.



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


Item 2.  Exhibits.
         ---------

Exhibit No.       Description
-----------       -----------

         1 Stockholder Rights Agreement dated as of April 23, 1997 between HCIA Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. Incorporated by reference to
                  Exhibit 4 of the Current Report on Form 8-K, dated April 23, 1997.

         2 Form of Rights Certificate and of Election to Exercise, included as Exhibit A to the Rights Agreement. Incorporated by reference to Exhibit 4 of the Current Report on Form 8-K, dated April 23, 1997.

         3 Form of Articles Supplementary with respect to the Class A Preferred Stock, included as Exhibit B to the Rights Agreement. Incorporated by reference to Exhibit 4 of the Current Report on Form 8-K, dated April 23, 1997.



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


                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                 HCIA INC.



                                                 By: _________________________
                                                     Charles A. Berardesco
                                                     Senior Vice President and
                                                        General Counsel


Date: April 23, 1997



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



                                 EXHIBIT INDEX
                                 -------------


Exhibit No.       Description
-----------       -----------

          1 Stockholder Rights Agreement dated as of April 23, 1997 between HCIA Inc. and Chase Mellon Shareholder Services, L.L.C., as Rights Agent. Incorporated by reference to
                  Exhibit 4 of the Current Report on Form 8-K, dated April 23, 1997.

          2 Form of Rights Certificate and of Election to Exercise, included as Exhibit A to the Rights Agreement. Incorporated by reference to Exhibit 4 of the Current Report on Form 8-K, dated April 23, 1997.

          3 Form of Articles Supplementary with respect to the Class A Preferred Stock, included as Exhibit B to the Rights Agreement. Incorporated by reference to Exhibit 4 of the Current Report on Form 8-K, dated April 23, 1997.


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